UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)*

Siebel Systems Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

82617012 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82617012

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Thomas M. Siebel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 57,348,475* 6. Shared Voting Power 0 7. Sole Dispositive Power 57,348,475* 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,348,475*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 10.9%
12.	Type of Reporting Person (See Instructions) IN

*	Includes 32,887,514 shares held by Thomas M. Siebel, Trustee or Successor Trustee of the Siebel Living Trust u/a/d 7/27/93, 2,349,904 shares held by Siebel Asset Management L.P. and 998,078 shares held by Siebel Asset Management III L.P. Also includes 2,426,845 shares held by the Thomas and Stacey Siebel Foundation, of which the reporting person disclaims beneficial ownership. Also includes 18,686,134 shares issuable pursuant to options exercisable within 60 days of December 31, 2004.

CUSIP No. 82617012

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Thomas M. Siebel, Trustee or Successor Trustee of the Siebel Living Trust u/a/d 7/27/93
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 32,887,514 6. Shared Voting Power -0- 7. Sole Dispositive Power 32,887,514 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,887,514
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 6.5%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 82617012

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Siebel Asset Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 2,349,904 6. Shared Voting Power -0- 7. Sole Dispositive Power 2,349,904 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,349,904
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.5%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 82617012

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Siebel Asset Management III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 998,078 6. Shared Voting Power -0- 7. Sole Dispositive Power 998,078 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 998,078
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.2%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 82617012

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Thomas and Stacey Siebel Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 2,426,845 6. Shared Voting Power -0- 7. Sole Dispositive Power 2,426,845 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,426,845
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.5%
12.	Type of Reporting Person (See Instructions) OO

Item 1.	(a)	Name of Issuer

Siebel Systems, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

2207 Bridgepointe Parkway San Mateo, CA 94404

Item 2.	(a)	Name of Person Filing

Thomas M. Siebel

Thomas M. Siebel, Trustee or Successor Trustee of the Siebel Living Trust u/a/d 7/27/93 (“Trust”)

Siebel Asset Management, L.P. (“SAM”)

Siebel Asset Management III, L.P. (“SAM III”)

Thomas and Stacey Siebel Foundation (“Foundation”)

	(b)	Address of Principal Business Office or, if none, Residence

2207 Bridgepointe Parkway San Mateo, CA 94404

	(c)	Citizenship

		Thomas M. Siebel Trust SAM SAM III Foundation	USA California California California California

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number

826170102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount Beneficially Owned:

			Thomas M. Siebel Trust SAM Foundation SAM III	57,348,475* 32,887,514 2,349,904 2,426,845 998,078

	(b)	Percent of Class:

			Thomas M. Siebel Trust SAM Foundation SAM III	10.9% 6.5% 0.5% 0.5% 0.2%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote:

			Thomas M. Siebel Trust SAM Foundation SAM III	57,348,475* 32,887,514 2,349,904 2,426,845 998,078

		(ii)	Shared power to vote or to direct the vote:

			Thomas M. Siebel Trust SAM Foundation SAM III	0 0 0 0 0

		(iii)	Sole power to dispose or to direct the disposition of

			Thomas M. Siebel Trust SAM Foundation SAM III	57,348,475* 32,887,514 2,349,904 2,426,845 998,078

*	Includes 32,887,514 shares held by Thomas M. Siebel, Trustee or Successor Trustee of the Siebel Living Trust u/a/d 7/27/93, 2,349,904 shares held by Siebel Asset Management L.P. and 998,078 shares held by Siebel Asset Management III L.P. Also includes 2,426,845 shares held by the Thomas and Stacey Siebel Foundation, of which the reporting person disclaims beneficial ownership. Also includes 18,686,134 shares issuable pursuant to options exercisable within 60 days of December 31, 2004.

	(iv)	Shared power to dispose or to direct the disposition of

		Thomas M. Siebel	0
		Trust	0
		SAM	0
		Foundation	0
		SAM III	0

Item 5.	Ownership of Five Percent or Less of a Class

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

	Under certain circumstances set forth in the partnership agreements of SAM and SAM III (the “SAM Entities”), the general and/or limited partners of the SAM Entities have the right to receive dividends from, or proceeds from the sale of, the Common Stock of the Issuer beneficially owned by the SAM Entities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

	Not applicable

Item 8.	Identification and Classification of Members of the Group

	Not applicable

Item 9.	Notice of Dissolution of a Group

	Not applicable

Item 10.	Certification

	Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 27, 2005
Date

/s/ Thomas M. Siebel
Signature

Thomas M. Siebel

THOMAS M. SIEBEL, TRUSTEE OR SUCCESSOR TRUSTEE OF THE SIEBEL LIVING TRUST U/A/D 7/27/93

/s/ Thomas M. Siebel
Thomas M. Siebel, Trustee

SIEBEL ASSET MANAGEMENT, L.P.

/s/ Thomas M. Siebelt
Thomas M. Siebel, General Partner

SIEBEL ASSET MANAGEMENT III, L.P.

/s/ Thomas M. Siebel
Thomas M. Siebel, General Partner

THOMAS AND STACEY SIEBEL FOUNDATION

/s/ Thomas M. Siebel
Thomas M. Siebel, President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)